Paul Hastings LLP

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San Francisco, CA 94105-3441

telephone (415) 856-7000

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www.paulhastings.com

October 10, 2012

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Metropolitan West Funds -- File Nos. 333-18737 and 811-07989 Preliminary Proxy Statement

Ladies and Gentlemen:

On behalf of the Metropolitan West Funds, Inc. (the “Registrant”), we hereby respond to the oral comments provided on October 9, 2012 by Mr. Kieran G. Brown of the Commission’s staff with respect to the Registrant’s preliminary proxy statement filed with the Commission on September 26, 2012. Changes to the Registrant’s disclosure in response to those comments will be reflected in the Registrant’s definitive proxy statement filed on or about the date of this correspondence.

Those comments are repeated below and are organized in the same fashion as presented by Mr. Brown.

1.	Comment: On page 14 in the discussion about the board’s findings with respect to the nature of the services provided by the investment adviser, or in another appropriate location, please state that there would be no change in the services or personnel providing those services to the Registrant.

Response:  Comment accepted. That disclosure has been added a few pages earlier, in the introductory section about the proposed transaction.

2.	Comment: On page 18, please provide an estimate of the expenses associated with the proxy statement and related solicitation efforts.

Response:  Comment accepted. The requested disclosure has been added.

3.	Comment: On page 18, please also list the general partners and directors of the investment adviser where its other officers are listed, or supplementally confirm in a response letter that there are no such persons serving in those roles.

Securities and Exchange Commission

October 10, 2012

Response:  Comment accepted. The investment adviser is organized as a limited liability company and has no general partners, nor does any person serve as a member of the investment adviser’s board of directors or its equivalent. The title “Managing Director” for certain individuals does not indicate a board role with respect to the investment adviser.

4.	Comment: On page 21, under the disclosure with respect to share ownership of control persons, please clarify that the ownership figures of less than 1% refer to the outstanding shares of any class of shares rather than all outstanding shares of a particular fund.

Response:  Comment accepted. That disclosure has been revised to refer to classes of shares.

5.	Comment: In Appendix A, which will list certain record owners of each fund, please confirm that the ownership will be disclosed on a class-by-class basis and that addresses as well as names will be provided when that section is completed.

Response:  Comment accepted. The information used to complete Appendix A is provided with respect to each share class and includes addresses of the listed shareholders.

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We also hereby provide the following statements on behalf of the Registrant:

—	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc:  Metropolitan West Funds